STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

1.	Name of Limited Liability Company: Aetos Capital Multi-Strategy Arbitrage Fund, LLC.

2.	The Certificate of Formation of the limited liability company is hereby amended as follows:

The Name of the Limited Liability Company is : Aetos Multi-Strategy Arbitrage Fund, LLC.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 1st day of November, A.D. 2018.

By:	/s/ Harold Schaaff
Authorized Person(s)

Name:	Harold Schaaff
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